     As filed with the Securities and Exchange Commission on August 28th, 1997
                                                       Registration No.


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ------------------

                                   FORM S-20
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ------------------


                          OMLX, THE LONDON SECURITIES
                        AND DERIVATIVES EXCHANGE LIMITED
             (Exact name of registrant as specified in its charter)

                               107 Cannon Street
                            London, England EC4N 5AD
                       Telephone:  011 (44) 171 283 0670
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                             CT Corporation System
                           1025 Vermont Avenue, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 393-1747
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:
                            Lloyd H. Feller, Esquire
                          Morgan, Lewis & Bockius LLP
                               1800 M Street, NW
                              Washington, DC 20036

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                              ------------------

-----------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------

                                           Proposed maximum      Proposed maximum
Title of securities        Amount to       fee or charge per     aggregate fee or         Amount of
  to be registered       be registered     unit                  charge                registration fee
-----------------------------------------------------------------------------------------------------------
Put and Call Options  1,000,000 Contracts         $3.25                 $3,250,000.00               $984.85
-----------------------------------------------------------------------------------------------------------


* Stated in U.S. dollars and estimated solely for the purpose of calculating the registration fee on the basis of aggregate clearing fees charged by registrant with the issuance of Option contracts.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          OMLX, THE LONDON SECURITIES
                        AND DERIVATIVES EXCHANGE LIMITED


                             CROSS REFERENCE SHEET

         PURSUANT TO RULE 501(C), SHOWING LOCATION IN THE PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-20


Item Number and Caption                                   Prospectus Section
-----------------------                                   ------------------
Forepart of the Registration Statement and
Outside Front Cover of Prospectus .............................   Cover Page

Enforceability of Civil Liabilities
Against Foreign Persons........................................   Cover Page

Description of Registrant................................  THE OMLX EXCHANGE

Description of Securities to be Registered..........  DESCRIPTION OF OPTIONS

                                   PROSPECTUS


                          OMLX, THE LONDON SECURITIES
                        AND DERIVATIVES EXCHANGE LIMITED


                              PUT AND CALL OPTIONS


This Prospectus pertains to put and call options contracts ("Options") issued by OMLX, The London Securities and Derivatives Exchange Limited (the "OMLX exchange") that are traded in markets maintained by securities exchanges under the oversight of securities regulatory authorities in the United Kingdom ("UK") and Sweden.

Certain types of transactions in Options involve a high degree of risk and are not suitable for many investors. Investors should understand the nature and extent of their rights and obligations and be aware of the risks involved. An options disclosure document containing a description of the risks of Options transactions is required, under U.S. law, to be furnished to Option investors. That document is entitled "Special Characteristics and Risk of Options Contracts Traded at the OMLX Exchange." Investors may obtain a copy of that document from the OMLX exchange on request by mail to 107 Cannon Street, London EC4N 5AD, England, or by telephone to Telephone: 011 (44) 171 283 0678 or from a US broker that is a member of the OMLX exchange or that maintains a correspondent relationship with an OMLX exchange member. That document is also available electronically by accessing the OMLX exchange's Internet address: http://www.omgroup.com/. That document is not part of this Prospectus, and it is not incorporated herein by reference or otherwise.

Financial statements of the OMLX exchange and the OMLX exchange's corporate parent, OM Gruppen AB (publ), and certain additional information contained in
Part II of the registration statement of which this Prospectus forms a part, other than exhibits, may be obtained without charge on request from the OMLX exchange at the address below. The exhibits contained in Part II may be obtained from the OMLX exchange or the United States Securities and Exchange Commission ("SEC") on payment of an appropriate fee or from the SEC's Internet address: http://www.sec.gov. These documents are also available electronically by accessing the OMLX exchange's Internet address: http://www.omgroup.com/.




THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                              ------------------


          OMLX, THE LONDON SECURITIES AND DERIVATIVES EXCHANGE LIMITED
                               107 Cannon Street
                            London, England EC4N 5AD
                       Telephone:  011 (44) 171 283 0678


                              ------------------

               The date of this Prospectus is August 28th, 1997.

No person has been authorised to give any information or to make any representations on behalf of the OMLX exchange other than those contained in this Prospectus or the options disclosure document, and, if given or made, such other information or representations must not be relied on as having been authorised by the OMLX exchange. This Prospectus does not constitute an offer to sell Options in any jurisdiction in which, or to any persons to whom, it is unlawful to make such offer. The delivery of this Prospectus does not imply that the information herein is correct as of any time subsequent to its date.

A U.S. person desiring to effect transactions in OMLX exchange issued options can generally do so through a U.S. broker that is a member of the OMLX exchange or that maintains a correspondent relationship with an OMLX exchange member. Investors should bear in mind that, as discussed below, the OMLX exchange and its non-U.S. member brokers are not subject to regulation by the SEC and are not generally subject to the requirements of the securities or other laws of the U.S. and may not be subject to the jurisdictions of courts in the U.S.

Every Option issued by the OMLX exchange and purchased by a U.S. person (within the meaning of Regulation S, 17 C.F.R. Section 230.902(o), under the Securities Act of 1933, as amended (the "Securities Act")) is registered under the Securities Act, and all such purchasers of Options are entitled to the protection of that Act. However, the OMLX exchange is a private limited company incorporated in England and Wales. All of the OMLX exchange's current directors and executive officers and certain of the experts named herein are residents of the UK or Sweden. A substantial portion of the assets of the OMLX exchange and of such other persons is located outside the U.S. For these reasons, it may be difficult or impossible for investors to effect service of process within the U.S. on such persons with respect to matters arising under the U.S. federal securities laws or to enforce against them in U.S. courts judgments of such courts predicated upon the civil liability provisions of the U.S. federal securities laws. The OMLX exchange has been advised by Morgan, Lewis & Bockius LLP, its special counsel, that there is doubt as to the enforceability in the UK of originating actions or of actions for enforcement of judgments of U.S. courts for liabilities predicated upon the U.S. federal securities laws. Enforceability is subject to the commencement of fresh proceedings before UK courts based on judgments of the relevant U.S. courts and is further subject to various additional UK rules.

Although the OMLX exchange and its members are subject to regulation by governmental authorities in the UK, they are not subject to the regulatory jurisdiction of the SEC under the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that govern national securities exchanges, brokers or dealers, except that certain members may be subject to the regulatory jurisdiction of the SEC under the Exchange Act by virtue of such members' broker or dealer activities in the U.S. Therefore, although U.S. persons may be able to avail themselves of remedies under the Exchange Act as against their U.S. brokers, these remedies will generally not be available to U.S. persons and U.S. brokers as against the OMLX exchange and those of its members that are not subject to the regulatory jurisdiction of the SEC ("Foreign Members"). Although certain remedies may be available to U.S. persons and U.S. brokers as against the OMLX exchange and its Foreign Members under UK law, in order to seek relief under such law it may be necessary to commence legal actions in UK courts. Further, where a Foreign Member of the OMLX exchange has no direct relationship with a U.S. person, but simply acts as a correspondent of the U.S. person's U.S. broker, the U.S. customer may be unable to assert any claims directly against the Foreign Member. However, U.S. brokers that do have a direct relationship with Foreign Members of the OMLX exchange may not suffer that same disability. As a practical and legal matter, it may be difficult or impossible for U.S. persons or U.S. brokers to assert any rights under either U.S. or UK law as against UK persons involved in the handling of Options transactions.

                          OMLX, THE LONDON SECURITIES
                        AND DERIVATIVES EXCHANGE LIMITED

The OMLX exchange is a private limited company, which was incorporated in England and Wales on 30 January 1989. Its company registration number is 2340701. On 12 December 1989 it was granted the status of a Recognised Investment Exchange by The Securities and Investments Board Limited ("SIB").


The OMLX exchange is a wholly-owned subsidiary of OM Gruppen AB (publ) ("OM Gruppen"). OM Gruppen AB is the parent company of the OM Group. OM Gruppen AB was incorporated in Sweden in 1984 under its previous name of Stockholm Optionsmarknad OM Fondkommission AB and is listed on the Stockholm Stock Exchange. OM Gruppen AB's principal office is at Brunkebergstorg 2, Box 16305, S-10326 Stockholm, Sweden and its telephone number is 011 (46) 8 7000 600.

The OMLX exchange's principal business is operating as a Recognised Investment Exchange in the UK. Its activities as a Recognised Investment Exchange are regulated by the SIB pursuant to the Financial Services Act of 1986. As part of its business, the OMLX exchange issues the Options, provides facilities for the clearance and settlement of Options transactions and provides incidental services to its members.

The OMLX exchange is managed by a board of directors consisting of six directors. The principal offices of the OMLX exchange are located at 107 Cannon Street, London, England EC4N 5AD, telephone: 011 (44) 171 283 0678.

                             DESCRIPTION OF OPTIONS

The Options covered by this Prospectus are standardised put and call options issued by and listed for trading on the OMLX exchange. As of the date of this Prospectus, Options are traded or approved for trading on certain equity securities issued by certain Swedish companies ("Stock Options") and on the OMX Index ("Index Options"). Options may be traded on other underlying interests in the future.

No certificates are issued by the OMLX exchange in respect of the Options covered by this Prospectus. The rights and obligations of parties to Options transactions are evidenced by statements issued by the OMLX exchange to members showing the details of registered Options. Investors look to the confirmations they receive from OMLX exchange members to confirm their positions as holders or writers of Options.

The rights and obligations of the parties to Options transactions effected on the OMLX exchange are set out in full in the OMLX exchange's Rulebook, copies of which may be obtained as described under "Additional Information" below. The following briefly summarizes such rights and obligations.

Purchases of Options by U.S. persons must generally be made through a U.S. broker that is a member of the OMLX exchange or that maintains a correspondent relationship with an OMLX exchange member. Once an OMLX exchange member receives an order for an Option, the member will purchase the Option directly from the OMLX exchange and then resell the Option to the U.S. person.
Following execution of a transaction in an Option between the OMLX exchange and one of its members, the Option typically is registered in such member's omnibus account for the registration of Options entered into by the member on behalf of its customers.

On registration of an Option, the OMLX exchange enters into registered contracts so that:

(i) Where a member is the seller of such Option, the OMLX exchange will enter into a registered contract as buyer from the member; and

(ii) Where a member is the buyer of such Option, the OMLX exchange will enter into a registered contract as seller to the member.

Following registration, the rights and obligations of a counterparty to an Options transaction are held against the OMLX exchange. Accordingly, the OMLX exchange is obliged to purchase or to sell the underlying stock of the Stock Option at the stated exercise price or to pay the exercise settlement amount for a cash-settled Index Option on exercise of the Option by a member. In common with other clearing organisations, the OMLX exchange maintains a neutral or balanced position, each Option in which the OMLX exchange is a buyer from a member being matched by an Option in which the OMLX exchange is the seller. Following exercise of an Option by a member, a written Option in the same series as the exercised Option will be exercised against. The assigned member thus becomes liable to deliver the relevant stock or to pay the settlement amount for a cash-settled Option to the OMLX exchange. A fuller description of the rights and obligations of a member in relation to these Options is set out in full in the OMLX exchange's Rulebook.

The OMLX exchange will establish a customer account for a given investor if the member with which the investor is dealing requests that the OMLX exchange do so and the member submits a "customer undertaking" signed by such investor. The customer undertaking is a document that establishes a direct legal relationship between the investor and the OMLX exchange. Where a customer account has been established for an investor, the investor and the member with which the investor is dealing are jointly and severally liable to the OMLX exchange for Options registered in such customer account, the investor may provide collateral directly to the OMLX exchange (instead of with the member with which the investor is dealing), and, in the event of a default by such member, the OMLX exchange will seek to transfer the Options to another member with which the investor may do business.

The OMLX exchange's Stock Options are "American" in style and may accordingly be exercised at any time during the lifetime of the Option in accordance with the OMLX exchange's Rules. The OMLX exchange's Index Options are "European" in style and may accordingly only be exercised during a specified period immediately prior to expiration in accordance with the OMLX exchange's Rules.

All Options which are "in the money" at expiration will be exercised automatically by the OMLX exchange unless the holder of the Option informs the OMLX exchange in writing that it does not wish to exercise the Option within thirty minutes of the close of trading in such Option on the expiration day. Members wishing to exercise Options not subject to automatic exercise must submit exercise orders to the OMLX exchange within the deadlines prescribed in the OMLX exchange's Rules.

While an "American"-style Option can normally be exercised at any time prior to its expiration and a "European"-style Option can ordinarily be exercised during its exercise period, the OMLX exchange has the authority to restrict the exercise of Options at certain times in specified circumstances. The circumstances in which the OMLX exchange may restrict the exercise of options are those that, in the OMLX exchange's view, threaten to have an adverse effect on the OMLX exchange or its ability to clear transactions and where a customer of a member is in default. In this latter context, the member may be restricted from exercising rights in relation to contracts registered in the customer's account. To date, the OMLX exchange has not exercised its authority to restrict the exercise of options.

It is also possible that a court, the SIB or another regulatory agency having jurisdiction would impose a restriction which would have the effect of restricting the exercise or settlement of an Option. If a restriction on exercise or settlement is imposed at a time when trading in the Option has also been halted, holders of that Option may be locked into their positions, and the OMLX exchange may not be able to fulfil the obligations described above, until one of the two restrictions has been lifted. Further, certain restrictions could completely prevent exercise, in which event an Option would expire worthless.

Each clearing member of the OMLX exchange must have net current assets in excess of GBP1 million and capital in excess of GBP500,000. Members are required to deposit and maintain margin with the OMLX exchange to cover their obligations to the OMLX exchange in respect of Options registered in their accounts. Members may provide collateral in a number of different forms, including cash, bank guarantees, equities and government securities. Margin deposited by a member may only be applied to the obligations of that member and may not be applied to the obligations of any other member or the obligations of the OMLX exchange itself.

The OMLX exchange does not operate any form of clearing fund under which a member is required to deposit funds with the OMLX exchange to protect the OMLX exchange from losses. The OMLX exchange does not have the right to require members to make any contributions to cover any loss the OMLX exchange may suffer. However, in common with other recognised investment exchanges in the UK, the OMLX exchange has default rules which allow it to take action to close out the positions of a defaulting member.

In the event of a default by a member (either directly or resulting from a the default by one of the member's customers), the OMLX exchange will invoke the default rules set out in the OMLX exchange's Rulebook. These default rules, in common with the default rules of other recognized investment exchanges in the UK, have been given statutory protection by Part VII of the Companies Act 1989 from the operation of the general provisions of insolvency law and are designed to enable the OMLX exchange to close out all outstanding contracts with the defaulting member to produce a default settlement amount payable either by the defaulting member or by the OMLX exchange. A number of ancillary processes are available to the OMLX exchange in such situations, including the power to sell the collateral, the right to terminate transactions or to exercise Stock Options and in relation to the failure by the member to comply with its obligation to deliver stock to the OMLX exchange. These powers are set out in the OMLX exchange's Rulebook. Where a defaulting member acts as broker for one or more investors who have established customer accounts with the OMLX exchange as described above, the OMLX exchange will seek to transfer the Options registered in such customer accounts to another member with which the investors may do business. In the event of a default by the OMLX exchange, members of the exchange could call on OM Gruppen to meet their claims against the OMLX exchange under the terms of the guarantee issued by OM Gruppen, which is described below.

OM Gruppen, the OMLX exchange's corporate parent, guarantees, as its own debt, the due and punctual fulfillment of all present and future obligations arising from options contracts entered into by the OMLX exchange and its members in accordance with the Rules and Clearing Agreement of the OMLX exchange. This guarantee also covers the OMLX exchange's obligation to return any cash collateral provided by one of its members to the OMLX exchange to the extent that such collateral exceeds the aggregate amount of collateral required to be provided to the OMLX exchange by such member. OM Gruppen can terminate the guarantee by giving OMLX exchange members thirty (30) days advance written notice, but the guarantee will remain in force for any contracts entered into before the termination. OMLX exchange members are the sole express beneficiaries of OM Gruppen's guarantee of the OMLX exchange's obligations. The OMLX exchange has been advised by the general counsel of OM Gruppen that the guarantee of the OMLX exchange's obligations, which is governed by Swedish law, does not confer any rights to claim under the guarantee on any persons other than OMLX exchange members.

                                 STOCK OPTIONS

The OMLX exchange lists standardised stock options with a lifetime of six months based on the stocks of companies listed on the Stockholm Stock Exchange. The Stock Options registered on this Registration Statement are standardised stock options based on the stocks of certain companies listed on the Stockholm Stock Exchange, each of which is subject to the periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the SEC. Copies of these reports may be inspected, or copied on payment of an appropriate fee, at public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, DC 20549, or may be obtained from the SEC's Internet address: http://www.sec.gov.

The primary listing of each of the stocks on which the OMLX exchange lists standardised stock options contracts is on the Stockholm Stock Exchange. Some of these stocks are also traded on the SEAQ International facility of the

London Stock Exchange. American Depository Receipts ("ADRs") for certain of these stocks are also listed on a national securities exchange in the U.S. or are traded on Nasdaq.

The stocks on which the OMLX exchange lists Stock Options registered on this registration statement include the following:


Astra A
Electrolux B
Ericsson B
Netcom Systems AB
Scania B
SKF B
Swedish Match
Volvo B

The OMLX exchange lists standardised Stock Options in five expiration cycles. Stock Options in expiration cycle 1 fall due for expiration in January, April, July and October. Stock Options in expiration cycle 2 fall due for expiration in February, May, August and November. Stock Options in expiration cycle 3 fall due for expiration in March, June, September and December. Stock Options in expiration cycle 4 fall due for expiration in January, March, May, July, September and November. Stock Options in expiration cycle 5 fall due for expiration in February, April, June, August, October and December.

The OMLX exchange also lists long Stock Options with a lifetime of two years. These are also listed in three expiration cycles. Long Stock Options in expiration cycle 1 and 4 fall due for expiration in January in the expiration year for such Options. Long Stock Options in expiration cycle 2 and 5 fall due for expiration in February in the expiration year for such Options. Long Stock Options in expiration cycle 3 fall due for expiration in March in the expiration year for such Options.

The OMLX exchange's standardised stock options contracts are "American" in style (and, as such, may be exercised at any time prior to expiration) and may be calls or puts. The OMLX exchange's standardised stock option contracts normally correspond to 100 shares of the underlying stock.

All standardised Stock Options expire on the third Friday of the expiration month. The last trading day for a standardised Stock Options series is the trading day prior to the expiration day for such series. The expiration value of such Stock Options is the last paid price recorded for such stock on the Stockholm Stock Exchange on the expiration day.

The premium settlement day for the OMLX exchange's Stock Option contracts is the first Swedish bank day after the day on which the transaction is effected. Settlement of the OMLX exchange's Stock Options following exercise is effected by delivery of the corresponding amount of the underlying stock against payment of the settlement amount. This delivery and the correlative payment is due on the third Swedish bank day after the expiration day. The OMLX exchange's standardised stock option contracts do not provide for cash settlement or for the delivery of ADRs representing the underlying stock in performance of settlement obligations.


                                 INDEX OPTIONS

                      INDEX OPTIONS ON THE OMX STOCK INDEX

THE OMX INDEX - INTRODUCTION

OM Gruppen, the OMLX exchange's corporate parent, is the owner of the OMX Index. OM Gruppen has granted the OMLX exchange and OM Stockholm the right to use the OMX Index in connection with the trading of futures and options contracts based on the OMX Index on their respective exchanges.

OM Stockholm acts as the Index Provider or Indexer. OM Gruppen has appointed the independent Swedish company, SIX AB, to act as the Index Calculator for the OMX Index and to calculate the OMX Index in accordance with the rules of the OMLX exchange and OM Stockholm. SIX AB has acted as the Index Calculator for the OMX Index since October 1986.

OM Gruppen has also appointed an independent Index Ombudsman responsible for supervising the action of the Index Calculator, particularly with reference to adjustments in the composition of the OMX Index, verifying the expiration values and other related matters. The Index Ombudsman is KPMG Bohlins AB, the Swedish arm of the international accountancy practice, KPMG Peat Marwick L.L.P. KPMG Bohlins AB has acted as the Index Ombudsman since September 1986.

TYPE OF INDEX

The OMX Index was launched in Sweden in September 1986. Trading in options contracts based on the OMX Index was introduced by OM Stockholm in December 1986. The OMX Index is a capital-weighted index and is designed to reflect the development of the Swedish equity market. It comprises the 30 most liquid stocks traded on the Stockholm Stock Exchange. The trading volume of these stocks represents approximately 66% of all trading on the Stockholm Stock Exchange. As of June 23, 1997, the OMX Index was comprised of the following stocks:

ABB A
ABB B
Aga B
Astra A
Astra B
Atlas Copco A
Atlas Copco B
Avesta Sheff
Electrolux B
Ericsson B
Hennes & Mauritz B
Investor B
Kinnevik B
MoDo B
Nokia A
Pharmacia&Upjohn
Sandvik A
Sandvik B
SCA B
Scania B
S-E Banken A
SHB A
Skandia
Skanska B
SKF B
Sparbanken A
Stora A
Stora B
Trelleborg B
Volvo B

The base level of the OMX Index was set at 500 in September 1986 and it is calculated continuously on all Swedish bank days using automated data from the Stockholm Stock Exchange. The OMX Index is calculated by reference to the last sale price for each constituent stock of the index.

AVAILABILITY

The OMX Index is available real time on SIX (one of the leading stock market information services in Sweden), Reuters, Telerate, Bloomberg, Bridge and other quote vendor systems which disseminate the information throughout the world.
In addition, OMX information is available free of charge to the public in Sweden by way of the text-tv system of the Swedish public service television network. Information provided by this facility is subject to a 15 minute delay. The OMX Index is also published daily in the Financial Times, in the following national Swedish newspapers: Svenska Dagbladet, Dagens Nyheter, Dagens Industri, Finanstidningen, Sydsvesnka Dagbladet and Goteborgsposten and in approximately ten regional or local newspapers in Sweden.

INDEX CONSTRUCTION AND MAINTENANCE

The OMX Index comprises the 30 most actively-traded stocks, calculated in Swedish Kronor (or "SEK"), on the Stockholm Stock Exchange during the six month control period 1 December 1996 to 29 May 1997. Stocks which are included in the OMX Index are referred to as Index Stocks. More than one class of an issuer's stock can be an Index Stock if each such class separately qualifies as an Index Stock.


If during any control period an Index Stock is not among the 45 most actively-traded stocks on the Stockholm Stock Exchange, the Index Stock will be replaced by the non-Index Stock which has the highest traded volume on the Stockholm Stock Exchange during such control period. If one of the 15 most actively traded stocks on the Stockholm Stock Exchange during the control period is not an Index Stock, that stock will replace the Index Stock which has the lowest traded volume.

If a significant portion of the trading volume of a stock which qualifies as an Index Stock is attributable to a few transactions or to transactions within a limited time period so that the recorded volume is considered by the Index Calculator not to be representative, the Index Calculator may decide that the stock will not be included as an Index

Stock. Moreover, if the volume of trading in an Index Stock in the opinion of the Index Calculator is so low that price information for such stock is no longer satisfactory (for example, where the price paid required to be used in the index calculations significantly deviates from the current bid and ask price), the Index Calculator may decide that the stock will be excluded as an Index Stock. Such action may only be taken after approval from the Index Ombudsman. There are no formal constraints on the timing of the publication of a notice indicating that a given stock has been excluded as an Index Stock, but notice of such action will, if possible, be announced not less than two trading days before it is taken.

If an Index Stock is delisted from the Stockholm Stock Exchange, the Index Calculator may decide that the stock will no longer be an Index Stock. If an Index Stock becomes the object of a takeover offer, the Index Calculator may decide that the stock will no longer be an Index Stock. Such a measure will, if possible, be published in an index announcement to members not later than two trading days before it is taken.

The composition of the OMX Index is reviewed in June and December of each year, with any constituent changes being implemented on the first trading day following the expiration of the OMX Options contracts which normally takes place on the fourth Friday of the same month. The OMLX exchange announces the composition of the OMX Index before each six month period.

CALCULATION OF AVERAGE INDEX

In calculating the average OMX Index for a trading day (the "Average Index"), the price of each Index Stock is calculated by reference to the aggregate trading volume that day in Swedish Kronor for the specific Index Stock divided by the corresponding number of such shares dealt on the day in question ("average price"). When calculating the average price for an Index Stock, transactions which have been carried out at a price which is outside the range of the highest bought price and the lowest sell price for such stock at that time are not taken into account. If the Index Calculator is unable to calculate the average price for an Index Stock on a particular day because no transactions have been carried out in such stock, its price will be the average price for such stock on the last trading day on which it was possible to calculate the average price as described above.

If the Index Calculator considers that the price of one or more Index Stocks on a particular trading day has been unduly influenced so that the Average Index cannot be calculated in a representative way, the Index Calculator may use the average prices for that Index Stock for the last trading day before the day on which such factors arose. Such action may only be undertaken with the prior approval of the Index Ombudsman and will be announced.

If, in the opinion of the Index Calculator, technical or other reasons render the automatic transmission of price information from the Stockholm Stock Exchange either wholly or partially unavailable, or if such price information is unreliable or in any other way fails to reflect the development of an Index Stock, the Index Calculator may use another source of information and thereby apply other bases for the calculation of the Average Index.

PRICE CALCULATION OF THE OMX INDEX

The index value of the OMX Index (the "Index Value") is calculated real time and published every minute, to two decimal places, by SIX AB between 10:00 am and 5:00 pm (Stockholm time) on Swedish bank days. These prices are fed into the Click dealing system used by the OMLX exchange and OM Stockholm and are revised on screen instantaneously.

The prices for a particular Index Stock which are used in the calculation of the OMX Index Value during the trading day are the last sale prices on the Stockholm Stock Exchange in that Index Stock. The OMX Index Value accordingly reflects the last paid prices for each of the constituent stocks of the OMX Index.

EXPIRATION SETTLEMENT PRICE FOR OMX OPTIONS

The expiration settlement price is the average of the Index Values for the OMX Index for the Swedish bank day immediately preceding the expiration date calculated in accordance with the Conditions for the OMX Index, which are set forth in the OMLX's Rulebook. The expiration settlement price of the OMX Index that is to be used as the basis for cash settlement of an Option is calculated by the Index Calculator and is ratified by the Index Ombudsman on the Swedish bank day immediately following the expiration date. The OMLX exchange notifies all OMLX exchange members of the determined expiration settlement price of the OMX Index.

                             ADDITIONAL INFORMATION

Certain additional information, which is neither part of this Prospectus nor incorporated herein in any way, can be obtained as described below:

1. The document entitled "Special Characteristics and Risk of Options Contracts Traded at the OMLX Exchange," referred to on the cover page of this Prospectus, may be obtained from the OMLX exchange (on request by mail to 107 Cannon Street. London EC4N 5AD, England or by telephone to Telephone: 011 (44) 171 283 0678 or from a U.S. broker that is a member of the OMLX exchange or that maintains a correspondent relationship with an OMLX exchange member. That document is also available electronically by accessing the OMLX exchange's Internet address: http://www.omgroup.com/.

2. The Memorandum and Articles of Association of the OMLX exchange and the OMLX exchange's Rulebook, as the same may be amended from time to time, may be
obtained from the OMLX exchange on payment of an appropriate fee.   These
documents are also available electronically by accessing the OMLX exchange's Internet address: http://www.omgroup.com/.

3. The financial statements of the OMLX exchange and the OMLX exchange's corporate parent, OM Gruppen AB (publ), and certain additional information contained in Part II of the registration statement of which this Prospectus forms a part, other than exhibits, may be obtained without charge on request from the OMLX exchange at 107 Cannon Street, London, England EC4N 5AD, telephone: 011 (44) 171 283 0678.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 4. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

                                   DIRECTORS

The OMLX exchange is managed by a Board of Directors consisting of six directors, none of which hold office for a fixed term. As of the effective date of this Registration Statement, the directors, executive officers and significant employees of the OMLX exchange are as follows:

PETER ANTHONY COX, age 50, is director of the OMLX exchange and Chief Executive. He joined the OMLX exchange in January 1993 as Business Development Director and served as Managing Director, Business Development before becoming Chief Executive. Prior to joining the OMLX exchange, Peter Cox was responsible for the design of the Talisman equity settlement system and the strategic plan for Big Bang at the London Stock Exchange in London. From 1985 to 1992 he was principally involved in the International Equity market, having been responsible for the initiation of SEAQ International and its growth to be the largest cross-border equity market in the world. He spent the early part of his career in the automotive and computer industries before joining the London Stock Exchange in 1976. Peter Cox is also a director of OM Information Limited.

CARL PER ERIC SLETTEN LARSSON, age 36, is Chairman of the Board and director of the OMLX exchange. He has served as Chairman since June 1996 and as a director since January 1989. Per Larsson is also Chief Executive Officer of OM Gruppen and has worked within the OM Group since 1985. Per Larsson is also a director of OM Gruppen, OM Information Limited, OM Systems International AB, VPA Securities Services AB, Market Mapping AB, Osterreische Terminborse and Suomen Optiomeklarit.

OLOF MATTHIAS ARNESSON STENHAMMAR, age 55, is Honorary Chairman and Director. He served as Chairman of the Board of the OMLX exchange from its organisation in January 1989 until June 1996. Olof Stenhammar established OM Stockholm Options Marknad OM Fondkommission AB ("OM") in Sweden in 1984. This was the first options and futures exchange established in Sweden. Mr. Stenhammar acted as President and Chief Executive Officer of this company from 1984 to 1990. Following a group reorganisation in 1990, he has acted as President and Chief Executive Officer of the OMLX exchange's corporate parent, OM Gruppen. Prior to establishing OM, Mr. Stenhammar worked in executive positions in the publishing industry and was also employed in the securities industry in the U.S. from 1972 to 1974. Olof Stenhammar is also a director of OM Gruppen and OM Systems International AB and OM Information Limited (both of which are affiliates of the OMLX exchange), as well as Ljungberggruppen AB, Tyrgg Hansa Omsesidig Livforsakring, Forvaltning AB Ratos and Novare Kapital AB.

CAROLE MACHELL, age 35, is Managing Director, Operations and director. She was appointed as Managing Director, Operations in March 1996 and became a director in May 1996. She has had responsibility for the Clearing and Finance functions at the OMLX exchange since August 1994. Carole Machell trained as a Chartered Accountant in the Ernst & Young London Office specialising in Insurance and Banking Clients. After qualifying, Carole Machell worked in the Tax Department specialising in Corporation Tax for insurance and banking clients. She joined Merrill Lynch Policy & Controls Department in January 1994 with specific responsibility for audit liaison and research and development reviews of new and existing products. In particular this involved studies concentrating on the accounting, regulatory and tax treatment of different product areas such as South American Emerging Markets, Commodities and Futures. In 1994 she was seconded to Merrill Lynch Paris to work on the implementation of a new operations system for the Paris Futures Department. On returning to London, Carole

Machell became Financial Controller of Merrill Lynch Europe the London expense based holding company. This involved day to day responsibility for all London expenses as well as the monitoring of expenses for all European Capital Markets offices, plus financial accounting for all London based Merrill Lynch companies.

CLIVE MACE GILCHRIST, age 46, has served as a director of the OMLX exchange since November 1992. Mr. Gilchrist is a Member of the Securities Institute, a Fellow of the Royal Society of Arts and an Associate of the Institute of Investment Management and Research. He is currently managing director of BESTrustees plc and has previously served on the Council of the National Association of Pension Funds, acting as its Vice President from 1992 to 1994, the City Panel on Takeovers and Mergers from 1986 to 1992 and the Institutional Investors Advisory Group from 1990 to 1993. During 1993, Mr. Gilchrist was part of the Department of Trade and Industry's Task Force on Financial Deregulation. Clive Gilchrist is also a director of Aberdeen Trust plc, Argosy Asset Management Australia Limited (AUST), BEST Group Finance Ltd, BEST Securities Limited, BESTrustees plc, BET Pension Trust Ltd, British Empire Securities & General Trust plc, Eagle Star Pension Trustee Ltd, Kensington High Street Properties Limited, Rank Xerox Pensions Limited, St Andrew's Park of Norwich Limited, Towry Law plc, and Turkey Trust plc.

ANTHONY RICHARD WHALLEY, age 41, has served as a director of the OMLX exchange since 1991. He has worked in the derivatives field since 1982. He became a partner in the City of London firm Scrimgeour Kemp Gee in 1984. In 1986 that partnership was amalgamated in the newly-formed conglomerate Citicorp Scrimgeour Vickers, of which company Mr. Whalley served as a director in charge of derivative sales until 1989. In June 1989 he joined Scottish Widows Life Assurance Society as an Investment Manager in charge of derivative product development.

                        NON-DIRECTOR EXECUTIVE OFFICERS

DEREK RONALD JAMES OLIVER, age 44, is Director of Legal Affairs, Company Secretary, and Compliance Officer, and has been responsible for these functions since September 1990. He is a member of the Law Society and was admitted to the Roll of Solicitors in England and Wales in April 1979. From 1986 to the time at which he joined the Registrant he worked as an assistant in the London office of the international legal practice, Linklaters & Paines. While at Linklaters & Paines, Derek Oliver worked primarily in the fields of corporate and financial services law, undertaking a diverse range of work on behalf of clients of the firm.

                             SIGNIFICANT EMPLOYEES

XAVIER LOUIS MAURICE BERNARD BRUCKERT, age 41, has served as Director of Marketing since January 1997. He has almost 20 years' experience in the banking and financial sectors in a diverse range of areas, including foreign exchange, interest rates and equity derivatives. Prior to joining the OMLX exchange, Xavier Bruckert served as the Chief Executive Officer of Indosuez Carr Futures. From 1989 to 1994 he was Head of Markets for Banque Indosuez, Stockholm, and from 1986 to 1989 he acted as Head of Corporate Sales for Indosuez Paris.

MATTHEW SCOTT, age 30, has been employed at the OMLX exchange since December 1994 and has served as the Clearing Manager of the OMLX exchange since September 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and worked as an accountant both in private practice and in industry prior to joining the OMLX exchange. As Clearing Manager, he is responsible for the day to day administration and supervision of the OMLX exchange's Clearing Department.

ITEM 5.  LEGAL PROCEEDINGS

None.

ITEM 6.  LEGAL OPINION AND EXPERTS

The opinion of Morgan, Lewis & Bockius LLP, special counsel to the OMLX exchange, as to the legality of the securities being registered is filed as an exhibit to this Registration Statement.

The financial statements of the OMLX exchange at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Registration Statement have been audited by Ernst & Young, chartered accountants, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of OM Gruppen at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Registration Statement have been audited by Ernst & Young AB, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ITEM 7. FINANCIAL STATEMENTS

There are set forth below the audited balance sheets of the OMLX exchange and the consolidated audited balance sheets of OM Gruppen, each as of December 31, 1996 and December 31, 1995, and the audited statements of income and cash flows of the OMLX exchange and the consolidated audited statements of income and cash flows of OM Gruppen, for each of the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994.

ITEM 8. UNDERTAKINGS

The undersigned Registrant hereby undertakes to file a post-effective amendment not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 302 of Regulation S-K.

The undersigned Registrant hereby undertakes not to issue, clear, guarantee or accept any security registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934, as amended, with respect to the class of options.

                                   SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-20 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorised in London, England on 28th August, 1997.


                          OMLX, THE LONDON SECURITIES AND
                           DERIVATIVES EXCHANGE LIMITED


                           By:  /s/ Peter Anthony Cox
                                ---------------------------------------------
                                Peter Anthony Cox, Director & Chief Executive


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Carl Per Eric Sletten Larsson                  Stockholm, Sweden    11th August 1997
Chairman & Director



Peter Anthony Cox                              London, England      11th August 1997
Director & Chief Executive
(principal executive officer)




Olof Matthias Arnesson Stenhammar              Stockholm, Sweden    11th August 1997
Honorary Chairman & Director



Carole Machell                                 London, England      11th August 1997
Director & Managing Director, Operations
(principal financial officer and controller
or principal accounting officer)



Clive Mace Gilchrist                           London, England     11th August 1997
Director





Anthony Richard Whalley                         Edinburgh, Scotland  11th August 1997
Director



Derek Ronald James Oliver                       London, England      11th August 1997
Director of Legal Affairs, Company Secretary,
  and Compliance Officer



Tor Soderquist                                  New York, NY         11th August 1997
Authorised Representative of the
  Registrant in the United States

                               POWER OF ATTORNEY

Each person whose signature appears above authorizes Derek Ronald James Oliver to execute in the name of each such person, and file, any amendments to this Registration Statement necessary or advisable to enable Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes herein as any of the above-named individuals deems appropriate.

                          OMLX, THE LONDON SECURITIES
                        AND DERIVATIVES EXCHANGE LIMITED

                                 EXHIBIT INDEX


Exhibit
Number   Description of Document                             Page No.
-------  --------------------------------------              --------


5        Opinion of Morgan, Lewis & Bockius ...........

23.1     Consent of Ernst & Young, London .............

23.2     Consent of Ernst & Young AB, Stockholm .......

99.A     OMLX Accounts.................................

99.B     OM Gruppen Accounts...........................

99.C     Resolution of the Board of OMLX...............